

September 6, 2006

Mr. Michael M. Megless
Chief Financial Officer, Spectrum Sciences and Software Holding Corp.
3130 Fairview Park Drive, Suite 400
Falls Church, VA 22042

Re: **Spectrum Sciences and Software Holding Corp.
Form 10-K for the fiscal year ended December 31, 2005
File No. 0-50373**

Dear Mr. Megless:

We have reviewed your response to our letter dated July 24, 2006 and have the following comments. We ask that you respond by September 20, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Note 2 – Summary of Significant Accounting Policies – Revenue Recognition, page 24

1. We note your response to the third bullet point to comment 3 from our previous comment letter dated July 24, 2006. Based on your response, it remains unclear to us that it is appropriate to account for any revenues from your Engineering Services segment using the percentage of completion methodology. As previously requested, please provide us with a detailed analysis of how the services performed by this segment fall into the scope of SOP 81-1, or tell us how these services should otherwise be recognized. In this regard, we note the example contract that you described as one that you account for under percentage of completion; however, based on your description of that example contract, including its length and the fact that it contains a deliverable report at the end, it appears that such contracts should be accounted for in accordance with SAB Topic 13A, and we struggle to understand how it would be appropriate to recognize any revenues from such contract prior to delivering your final report or receiving notice of cancellation and payment of fees from your customer. Please advise. If you no longer believe that these revenues should be recognized under the percentage of completion method, please confirm that you will revise your accounting for these revenues in the future, and provide us with an analysis demonstrating the impact on your 2005 results if you had accounted for these revenues under SAB Topic 13A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief